Exhibit 11

AAMES FINANCIAL CORPORATION
Computation of basic and diluted net income per common share
Three and nine months ended March 31, 2004 and 2003
(amounts in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2004	2003	2004	2003
Basic net income per common share:

Net income	$ 20,890	$ 6,691	$ 66,733	$ 18,685
Less: Accrued dividends on Series B,
C, and D Convertible Preferred Stock	(2,869)	(3,772)	(10,185)	(9,628)

Basic net income (loss) to common stockholders	$ 18,021	$ 2,919	$ 56,548	$ 9,057

Basic weighted average number of common
shares outstanding	7,120	6,595	7,009	6,530

Basic net income per common share	$ 2.53	$ 0.44	$ 8.07	$ 1.39

Diluted net income per common share:

Basic net income to common stockholders	$ 18,021	$ 2,919	$ 56,548	$ 9,057
Plus: Accrued dividends on Series B,
C, and D Convertible Preferred Stock	2,869	3,772	10,185	9,628
Interest on 5.5% Convertible Subordinated
Debentures	522	--	1,567	--

Diluted net income (loss) to common stockholders	$ 21,412	$ 6,691	$ 68,300	$ 18,685

Basic weighted average number of common
shares outstanding	7,120	6,595	7,009	6,530
Plus incremental shares from assumed
Conversions of:
Series B, C and D Convertible Preferred Stock	85,061	85,538	85,439	85,547
5.5% Convertible Subordinated Debentures	824	--	824	--
Exercise of:
Common Stock options	8,111	4,295	7,576	590
Warrants	3,684	1,911	3,485	266

Diluted weighted average number of common
shares outstanding	104,800	98,339	104,333	92,933

Diluted net income (loss) per common share	$ 0.20	$ 0.07	$ 0.65	$ 0.20

Note: During the three and nine months ended March 31, 2003, the assumed conversion of the 5.5% Convertible Subordinated Debentures due 2006 was not assumed due to their anitdilutive effect.